SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Core Lithium Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

21871R102

(CUSIP Number)

Christopher P. Vallos

c/o Core Lithium Corp.

250 East Fifth Street, 15th Floor PMB #121

Cincinnati, Ohio 45202

(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

With a copy to:

Mark C. Lee, Esq.

Greenberg Traurig, LLP

1201 K Street, Suite 1100

Sacramento, California 95814

September 5, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21871R102

1	NAME OF REPORTING PERSONS Christopher P. Vallos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 60,000,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.50% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Based on 67,794,661 shares of Common Stock outstanding on August 17, 2018.

CUSIP No. 21871R102

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.001 par value per share (“Common Stock”) of Core Lithium Corp. (the “Issuer”). The principal executive offices of the Issuer are located at 250 East Fifth Street, 15th Floor PMB #121, Cincinnati, Ohio 45202.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by Christopher P. Vallos (the “Reporting Person”).

(b) The business address of the Reporting Person is 250 East Fifth Street, 15th Floor PMB #121, Cincinnati, Ohio 45202.

(c) The principal occupation or employment of the Reporting Person is Chief Executive Officer and President of the Issuer. The business address of such organization of employment is 250 East Fifth Street, 15th Floor PMB #121, Cincinnati, Ohio 45202.

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On January 4, 2018, the Reporting Person received 60,000,000 shares (the “Shares”) of Common Stock, in consideration for services to be provided to the Issuer by the Reporting Person, pursuant to the Employment Consulting Agreement, between the Issuer and the Reporting Person, which was executed on May 2, 2017 and amended on December 15, 2017 (the “Employment Agreement”).

CUSIP No. 21871R102

Item 4.	Purpose of the Transaction

The Reporting Person received the Shares in consideration for services to be provided to the Issuer by the Reporting Person, pursuant to the terms of the Employment Agreement.

Subject to on going evaluation, except as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which September impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 60,000,000 shares of Common Stock, which represent approximately 88.50% of the outstanding shares of Common Stock.

(b) The Reporting Person has the sole power to vote and the sole power to dispose of 60,000,000 shares of Common Stock, which represent approximately 88.50% of the outstanding shares of Common Stock.

(c) No transactions in the Issuer’s Common Stock were effected during the past 60 days by the Reporting Person except as set forth in Item 3 above.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the transactions stated in Item 3 above.

Item 7.	Material to be Filed as Exhibits

Exhibit A – the Amended Executive Consulting Agreement.

CUSIP No. 21871R102

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: September 5, 2018

/s/ Christopher P. Vallos
Christopher P. Vallos

EXHIBIT A

Amended Executive Consulting Agreement

THIS AMENDED EXECUTIVE CONSULTING AGREEMENT (this “Agreement”), dated as of December 15, 2017, (the “Effective Date”) is made and entered by and between All American Energy Corp, a Nevada corporation (the “Company”), and Christopher P. Vallos (the “Executive”).

WITNESSETH:

WHEREAS, the Company agrees to retain Consultant to serve as its President, Chief Executive Officer, Chairman of the Board of Directors and to provide the Services described on Exhibit A, and Consultant agrees to serve as Chief Executive Officer and to provide such Services, on the terms and conditions provided herein.

WHEREAS, during the Term, Consultant’s Services shall include serving as the Company’s Principal Executive Officer with respect to all filings the Company is required to make with the Securities and Exchange Commission.

WHEREAS, the Company has determined that appropriate arrangements should be taken to encourage the continued attention and dedication of the Executive to his assigned duties without distraction; and

WHEREAS, in consideration of the Executive’s employment with the Company, the Company desires to provide the Executive with certain compensation and benefits as set forth in this Agreement in order to ameliorate the financial and career impact on the Executive in the event the Executive’s employment with the Company is terminated for a reason related to, or unrelated to, a Change in Control (as defined below) of the Company.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter set forth and intending to be legally bound hereby, the Company and the Executive agree as follows:

1. Certain Defined Terms. In addition to terms defined elsewhere herein, the following terms have the following meanings when used in this Agreement with initial capital letters:

(a) Duties and Services. Consultant is hereby appointed as the Company’s Chief Executive Officer and Principal Executive Officer. Consultant agrees to provide the services described on Exhibit A, and such other services as may be mutually agreed upon by the parties from time to time (collectively, the “Services”). Performance of the Services shall be governed by the terms and conditions of this Agreement.

(b) “Compensation” As compensation for the Services to be provided hereunder, and conditioned upon Consultant’s performance of such services, Consultant shall be entitled to the Compensation as set forth on Exhibit B.

(c) “Board” means the Board of Directors of the Company.

(d) “Cause” means:

(i) an intentional tort (excluding any tort relating to a motor vehicle) which causes substantial loss, damage or injury to the property or reputation of the Company or its subsidiaries;

(ii) any serious crime or intentional, material act of fraud or dishonesty against the Company;

(iii) the commission of a felony that results in other than immaterial harm to the Company’s business or to the reputation of the Company or Executive;

(iv) habitual neglect of Executive’s reasonable duties (for a reason other than illness or incapacity) which is not cured within ten (10) days after written notice thereof by the Board to the Executive;

(v) the disregard of written, material policies of the Company or its subsidiaries which causes other than immaterial loss, damage or injury to the property or reputation of the Company or its subsidiaries which is not cured within ten (10) days after written notice thereof by the Board to the Executive; or

(vi) any material breach of the Executive’s ongoing obligation not to disclose confidential information and not to assign intellectual property developed during employment which, if capable of being cured, is not cured within ten (10) days after written notice thereof by the Board to the Executive.

Exhibit A-1

(d) “Change in Control” means:

(i) any person or entity becoming the beneficial owner, directly or indirectly, of securities of the Company representing forty (40%) percent of the total voting power of all its then outstanding voting securities;

(ii) a merger or consolidation of the Company in which its voting securities immediately prior to the merger or consolidation do not represent, or are not converted into securities that represent, a majority of the voting power of all voting securities of the surviving entity immediately after the merger or consolidation;

(iii) a sale of substantially all of the assets of the Company or a liquidation or dissolution of the Company; or

(iv) individuals who, as of the date of the signing of this Agreement, constitute the Board of Directors (the “Incumbent Board”) cease for any reason to constitute at least a majority of such Board; provided that any individual who becomes a director of the Company subsequent to the date of the signing of this Agreement, whose election, or nomination for election by the Company stockholders, was approved by the vote of at least a majority of the directors then in office shall be deemed a member of the Incumbent Board.

(e) “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1986, as amended.

(f) “Disability” means (i) the Executive has been incapacitated by bodily injury, illness or disease so as to be prevented thereby from engaging in the performance of the Executive’s duties (provided, however, that the Company acknowledges its obligations to provide reasonable accommodation to the extent required by applicable law); (ii) such total incapacity shall have continued for a period of six (6) consecutive months; and (iii) such incapacity will, in the opinion of a qualified physician, be permanent and continuous during the remainder of the Executive’s life.

(g) “Good Reason Termination” means:

(i) a material diminution in the Executive’s base compensation or target bonus below the amount as of the date of this Agreement or as increased during the course of his employment with the Company, excluding one or more reductions (totaling no more than 20% in the aggregate) generally applicable to all senior executives provided, however, that such exclusion shall not apply if the material diminution in the Executive’s base compensation occurs within (A) 60 days prior to the consummation of a Change in Control where such Change in Control was under consideration at the time of Executive’s Termination Date or (B) twelve (12) months after the date upon which such a Change in Control occurs;

(ii) a material diminution in the Executive’s authority, duties or responsibilities;

(iii) a requirement that that the Executive report to a corporate officer or employee of the Company instead of reporting directly to the Board (or if the Company has a parent corporation, a requirement that the Executive report to any individual or entity other than the board of the ultimate parent corporation of the Company);

(iv) a material diminution in the budget over which the Executive retains authority;

(v) a material change in the geographic location at which the Executive must perform services; or

(vi) any action or inaction that constitutes a material breach by the Company of this Agreement; provided, however, that for the Executive to be able to terminate his employment with the Company on account of Good Reason he must provide notice of the occurrence of the event constituting Good Reason and his desire to terminate his employment with the Company on account of such within ninety (90) days following the initial existence of the condition constituting Good Reason, and the Company must have a period of thirty (30) days following receipt of such notice to cure the condition. If the Company does not cure the event constituting Good Reason within such thirty (30) day period, the Executive’s Termination Date shall be the day immediately following the end of such thirty (30) day period, unless the Company provides for an earlier Termination Date.

Exhibit A-2

(h) “Target Bonus” means the target payout (i.e., at 100% achievement of each of the applicable metric(s) in effect from time to time) under the Company’s Executive Annual Incentive Plan in effect for the Executive as of the Termination Date. As of the Effective Date, Executive’s target bonus percentage under the Executive Annual Incentive Plan is 150% of annual base salary.

(i) “Termination Date” means the last day of Executive’s employment with the Company.

(j) “Termination of Employment” means the termination of Executive’s active employment relationship with the Company.

2. Termination Unrelated to a Change in Control.

(a) Involuntary Termination Unrelated to a Change in Control. In the event of: (i) an involuntary termination of Executive’s employment by the Company for any reason other than Cause, death or Disability, or (ii) Executive’s resignation for Good Reason, and if Section 3 does not apply, Executive shall be entitled to the benefits provided in subsection (b) of this Section 2.

(b) Compensation Upon Termination Unrelated to a Change in Control. Subject to the provisions of Section 5 hereof, in the event a termination described in subsection (a) of this Section 2 occurs, the Company shall provide Executive with the following, provided that Executive executes and does not revoke the Release (as defined in Section 5):

(i) 1.5 times the sum of Annual Consulting Fee and Target Bonus, paid in a single lump sum cash payment on the sixtieth (60th) day following Executive’s Termination Date. (For purposes of this subsection (i), Annual Consulting Fee will mean the largest among the following: Annual Consulting Fee immediately prior to (A) Executive’s Termination Date, or (B) any reduction of Executive’s base salary described in the first clause of subsection (i) in the definition of Good Reason. For purposes of this subsection (i), Target Bonus will mean the largest among the following: Executive’s target bonus immediately prior to (A) Executive’s Termination Date, or (B) any reduction of Executive’s target bonus described in the first clause of subsection (i) in the definition of Good Reason.)

(ii) For a period of up to eighteen (18) months following Executive’s Termination Date, Executive and where applicable, Executive’s spouse and eligible dependents, will continue to be eligible to receive medical coverage under the Company’s medical plans in accordance with the terms of the applicable plan documents; provided, that in order to receive such continued coverage at such rates, Executive will be required to pay the applicable premiums to the plan provider, and the Company will reimburse the Executive, within 60days following the date such monthly premium payment is due, an amount equal to the monthly COBRA premium payment, less applicable tax withholdings. Notwithstanding the foregoing, if Executive obtains full-time employment during this eighteen (18) month period that entitles him and his spouse and eligible dependents to comprehensive medical coverage, Executive must notify the Company and no further reimbursements will be paid by the Company to the Executive pursuant to this subsection. In addition, if Executive does not pay the applicable monthly COBRA premium for a particular month at any time during the eighteen (18) month period and coverage is lost as a result, no further reimbursements will be paid by the Company to the Executive pursuant to this subsection. Notwithstanding the above, if the Company determines in its sole discretion that it cannot provide the foregoing COBRA benefits without potentially violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company shall in lieu thereof provide to Executive a taxable lump-sum payment in an amount equal to the monthly (or then remaining) COBRA premium that Executive would be required to pay to continue his group health coverage in effect on the Termination Date (which amount shall be based on the premium for the first month of COBRA coverage).

Exhibit A-3

(iii) With respect to any outstanding Company stock options held by the Executive as of his Termination Date that are not vested and exercisable as of such date, the Company shall accelerate the vesting of that portion of the Executive’s stock options, if any, which would have vested and become exercisable within the eighteen (18) month period after the Executive’s Termination Date, such options (as well as any outstanding stock options that previously became vested and exercisable) to remain exercisable, notwithstanding anything in any other agreement governing such options, until the earlier of (A) a period of one year after the Executive’s Termination Date, or (B) the original term of the option. Except as provided in this Section 2(b)(iii) and in Section 3(b)(iii) below, any portion of Executive’s outstanding stock options that are not vested and exercisable as of Executive’s Termination Date shall terminate.

(iv) With respect to any restricted stock units representing shares of Company common stock (“Restricted Stock Units”) held by the Executive that are unvested at the time of his Termination Date, the number of unvested Restricted Stock Units that would have vested within the eighteen (18) month period after the Executive’s Termination Date shall vest, and settle not later than sixty (60) days following the Termination Date. Except as provided in this Section 2(b)(iv) and in Section 3(b)(iv) below, any Restricted Stock Units that are not vested as of Executive’s Termination Date shall terminate.

(v) Any amounts that have been accrued for the account of the Executive under the Company’s Long Term Incentive Plan (“LTIP”) that have not been released to the Executive as of the Termination Date shall be released to the executive, as applicable, in accordance with the terms of any applicable LTIP then in effect under the circumstances described therein as an involuntary termination other than for cause.

(vi) With respect to any Performance-based Restricted Stock Units (“PRUs”) held by the Executive that have not been released to the Executive pursuant to the terms of the applicable Performance Based Restricted Share Unit Award Agreement (the “PRU Agreement”) as of the Termination Date shall be treated in accordance with the terms of the applicable PRU Agreement as an involuntary termination other than for cause.

(vii) With respect to any Performance Contingent Stock Units (“PCSUs”) held by the Executive that have not been released to the Executive pursuant to the terms of the applicable Performance Contingent Stock Unit Agreement (the “PCSU Agreement”) as of the Termination Date shall be treated in accordance with the terms of the applicable PCSU Agreement as an involuntary termination other than for cause.

(viii) Executive shall receive any amounts earned, accrued or owing but not yet paid to Executive as of his Termination Date, payable in a lump sum, and any benefits accrued or earned in accordance with the terms of any applicable benefit plans and programs of the Company.

3. Termination Related to a Change in Control.

(a) Involuntary Termination Relating to a Change in Control. In the event Executive’s employment is terminated on account of (i) an involuntary termination by the Company for any reason other than Cause, death or Disability, or (ii) the Executive voluntarily terminates employment with the Company on account of a resignation for Good Reason, in either case that occurs (x) at the same time as, or within the twelve (12) month period following, the consummation of a Change in Control or (y) within the sixty (60) day period prior to the date of a Change in Control where the Change in Control was under consideration at the time of Executive’s Termination Date, then Executive shall be entitled to the benefits provided in subsection (b) of this Section 3.

Exhibit A-4

(b) Compensation Upon Involuntary Termination Relating to a Change in Control. Subject to the provisions of Section 5 hereof, in the event a termination described in subsection (a) of this Section 3 occurs, the Company shall provide that the following be paid to the Executive after his Termination Date, provided that Executive executes and does not revoke the Release:

(i) 3.0 times the sum of Annual Consulting Fee and Target Bonus, paid in a single lump sum cash payment on the sixtieth (60th) day following Executive’s Termination Date. Notwithstanding the foregoing, to the extent Executive is entitled to receive the severance benefit payable pursuant to Section 2(b)(i) as a result of a qualifying termination prior to a Change in Control and then becomes entitled to receive the severance benefit payable pursuant to this Section 3 as a result of the Change in Control that was considered at the time of Executive’s Termination Date becoming consummated within sixty (60) days following Executive’s Termination Date, Executive shall not receive the severance benefit payable pursuant to Section 2(b)(i) of this Agreement, but instead shall receive the severance benefit payable pursuant to this Section 3(b)(i) on the sixtieth (60th) day following Executive’s Termination Date. (For purposes of this subsection (i), Annual Consulting Fee will mean the largest among the following: Executive’s annual base salary immediately prior to (A) Executive’s Termination Date, (B) any reduction of Executive’s base consulting fee described in the first clause of subsection (i) in the definition of Good Reason, or (C) immediately prior to the Change in Control. For purposes of this subsection (i), Target Bonus will mean the largest among the following: Executive’s target bonus (A) immediately prior to Executive’s Termination Date, (B) immediately prior to any reduction of Executive’s target bonus described in the first clause of subsection (i) in the definition of Good Reason, (C) immediately prior to the Change in Control, or (d) for the fiscal year preceding the year in which the Change in Control.)

(ii) For a period of up to twenty-four (24) months following Executive’s Termination Date, Executive and where applicable, Executive’s spouse and eligible dependents, will continue to be eligible to receive medical coverage under the Company’s medical plans in accordance with the terms of the applicable plan documents; provided, that in order to receive such continued coverage at such rates, Executive will be required to pay the applicable premiums to the plan provider, and the Company will reimburse the Executive, within sixty (60) days following the date such monthly premium payment is due, an amount equal to the monthly COBRA (or, as applicable, other) premium payment, less applicable tax withholdings. Notwithstanding the foregoing, if Executive obtains full-time employment during this twenty-four (24) month period that entitles him and his spouse and eligible dependents to comprehensive medical coverage, Executive must notify the Company and no further reimbursements will be paid by the Company to the Executive pursuant to this subsection. In addition, if Executive does not pay the applicable monthly COBRA (or other) premium for a particular month at any time during the twenty-four (24) month period and coverage is lost as a result, no further reimbursements will be paid by the Company to the Executive pursuant to this subsection. Notwithstanding the foregoing, to the extent Executive is entitled to receive the severance benefit provided pursuant to Section 2(b)(ii) of the Agreement as a result of a qualifying termination prior to a Change in Control, if Executive becomes entitled to receive the severance benefits payable pursuant to this Section 3 as a result of the Change in Control that was considered at the time of Executive’s Termination Date becoming consummated within sixty (60) days following Executive’s Termination Date, Executive shall be entitled to receive the severance benefit provided pursuant to this clause (ii) and not the benefit provided pursuant to Section 2(b)(ii). Notwithstanding the above, if the Company determines in its sole discretion that it cannot provide the foregoing COBRA benefits without potentially violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company shall in lieu thereof provide to Executive a taxable lump-sum payment in an amount equal to the monthly (or then remaining) COBRA premium that Executive would be required to pay to continue his group health coverage in effect on the Termination Date (which amount shall be based on the premium for the first month of COBRA coverage).

Exhibit A-5

(iii) With respect to any outstanding Company stock options held by the Executive as of his Termination Date, the Company shall fully accelerate the vesting and exercisability of such stock options, so that all such stock options shall be fully vested and exercisable as of Executive’s Termination Date, such options (as well as any outstanding stock options that previously became vested and exercisable) to remain exercisable, notwithstanding anything in any other agreement governing such options, until the earlier of (A) a period of one year after the Executive’s Termination Date, or (B) the original term of the option. Notwithstanding the foregoing, to the extent Executive is entitled to receive the vesting and exercisability acceleration provided pursuant to Section 2(b)(iii) of the Agreement as a result of a qualifying termination prior to a Change in Control, if Executive becomes entitled to receive the severance benefits payable pursuant to this Section 3 as a result of the Change in Control that was considered at the time of Executive’s Termination Date becoming consummated within sixty (60) days following Executive’s Termination Date, any outstanding stock options that did not become vested and exercisable pursuant to Section 2(b)(iii) shall become vested and exercisable as of the date of the Change in Control; provided, however, if a Change in Control does not occur within sixty (60) days following Executive’s Termination Date, any stock options held by Executive that are not vested and exercisable shall terminate as of the sixtieth (60th) day following Executive’s Termination Date or the end of the term, if earlier.

(iv) With respect to any Restricted Stock Units held by the Executive that are unvested at the time of his Termination Date, all such unvested Restricted Stock Units shall vest and settle not later than sixty (60) days following the Termination Date. Notwithstanding the foregoing, to the extent Executive is entitled to receive the vesting acceleration provided pursuant to Section 2(b)(iv) of the Agreement as a result of a qualifying termination prior to a Change in Control, if Executive becomes entitled to receive the severance benefits payable pursuant to this Section 3 as a result of the Change in Control that was considered at the time of Executive’s Termination Date becoming consummated within sixty (60) days following Executive’s Termination Date, any outstanding Restricted Stock Units that did not become vested pursuant to Section 2(b)(iv) shall become vested as of the date of the Change in Control; provided, however, if a Change in Control does not occur within sixty (60) days following Executive’s Termination Date, any Restricted Stock Units held by Executive that are not vested shall terminate as of the sixtieth (60th) day following Executive’s Termination Date.

(v) Any amounts that have been accrued for the account of the Executive under the LTIP that have not been released to the Executive as of the Termination Date shall be released to the executive, as applicable, in accordance with the terms of any applicable LTIP then in effect under the circumstances described therein as a “Change of Control of the Company” (as defined therein).With respect to any PRUs held by the Executive that have not been released to the Executive pursuant to the terms of the applicable PRU Agreement as of the Termination Date shall be treated in accordance with the terms of the applicable PRU Agreement as a “Change of Control of the Company” (as defined therein).

(vi) With respect to any PCSUs held by the Executive that have not been released to the Executive pursuant to the terms of the applicable PCSU Agreement as of the Termination Date shall be treated in accordance with the terms of the applicable PCSU Agreement as a “Change of Control of the Company” (as defined therein).

(vii) Executive shall receive any amounts earned, accrued or owing but not yet paid to Executive as of his Termination Date, payable in a lump sum, and any benefits accrued or earned in accordance with the terms of any applicable benefit plans and programs of the Company.

Exhibit A-6

4. Termination of Employment on Account of Disability, Death, Cause or Voluntarily Without Good Reason.

(a) Termination on Account of Disability. Notwithstanding anything in this Agreement to the contrary, if Executive’s employment terminates on account of Disability, Executive shall be entitled to receive disability benefits under any disability program maintained by the Company that covers Executive, and Executive shall not receive benefits pursuant to Sections 2 and 3 hereof, except that, subject to the provisions of Section 5 hereof, the Executive shall be entitled to the following benefits provided that Executive executes and does not revoke the Release:

(i) For a period of up to eighteen (18) months following Executive’s Termination Date, Executive and where applicable, Executive’s spouse and eligible dependents, will continue to be eligible to receive medical coverage under the Company’s medical plans in accordance with the terms of the applicable plan documents; provided, that in order to receive such continued coverage at such rates, Executive will be required to pay the applicable premiums to the plan provider, and the Company will reimburse the Executive, within 60 days following the date such monthly premium payment is due, an amount equal to the monthly COBRA premium payment, less applicable tax withholdings. Notwithstanding the foregoing, if Executive obtains full-time employment during this eighteen (18) month period that entitles him and his spouse and eligible dependents to comprehensive medical coverage, Executive must notify the Company and no further reimbursements will be paid by the Company to the Executive pursuant to this subsection. In addition, if Executive does not pay the applicable monthly COBRA premium for a particular month at any time during the eighteen (18) month period and coverage is lost as a result, no further reimbursements will be paid by the Company to the Executive pursuant to this subsection. Notwithstanding the above, if the Company determines in its sole discretion that it cannot provide the foregoing COBRA benefits without potentially violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company shall in lieu thereof provide to Executive a taxable lump-sum payment in an amount equal to the monthly (or then remaining) COBRA premium that Executive would be required to pay to continue his group health coverage in effect on the Termination Date (which amount shall be based on the premium for the first month of COBRA coverage).

(ii) With respect to any outstanding Company stock options held by the Executive as of his Termination Date that are not vested and exercisable as of such date, the Company shall fully accelerate the vesting and exercisability of such stock options, so that all such stock options shall be fully vested and exercisable as of the Executive’s Termination Date, such options (as well as any outstanding stock options that previously became vested and exercisable) to remain exercisable, notwithstanding anything in any other agreement governing such options, until the earlier of (A) a period of one year after the Executive’s Termination Date, or (B) the original term of the option.

(iii) With respect to any Restricted Stock Units held by the Executive that are unvested at the time of his Termination Date, all such unvested Restricted Stock Units shall vest and settle not later than sixty (60) days following his Termination Date.

(iv) Any amounts that have been accrued for the account of the Executive under the LTIP that have not been released to the Executive as of the Termination Date shall be released to the executive, as applicable, in accordance with the terms of any applicable LTIP then in effect under the circumstances described therein as a termination by reason of total and permanent disability.

(v) With respect to any PRUs held by the Executive that have not been released to the Executive pursuant to the terms of the applicable PRU Agreement as of the Termination Date shall be treated in accordance with the terms of the applicable PRU Agreement as a termination of employment by reason of total and permanent disability.

(vi) With respect to any PCSUs held by the Executive that have not been released to the Executive pursuant to the terms of the applicable PCSU Agreement as of the Termination Date shall be treated in accordance with the terms of the applicable PCSU Agreement as a termination of employment by reason of total and permanent disability.

Exhibit A-7

(b) Termination on Account of Death. Notwithstanding anything in this Agreement to the contrary, if Executive’s employment terminates on account of death, Executive shall be entitled to receive death benefits under any death benefit program maintained by the Company that covers Executive, and Executive not receive benefits pursuant to Sections 2 and 3 hereof, except that, subject to the provisions of Section 5 hereof, the Executive shall be entitled to the following benefits provided that Executive’s estate executes and does not revoke the Release:

(i) With respect to any outstanding Company stock options held by the Executive as of his death that are not vested and exercisable as of such date, the Company shall fully accelerate the vesting and exercisability of such stock options, so that all such stock options shall be fully vested and exercisable as of the Executive’s death, such options (as well as any outstanding stock options that previously became vested and exercisable) to remain exercisable, notwithstanding anything in any other agreement governing such options, until the earlier of (A) a period of one year after the Executive’s death or (B) the original term of the option.

(ii) With respect to any Restricted Stock Units held by the Executive that are unvested at the time of his death, all such unvested Restricted Stock Units shall vest and settle not later than sixty (60) days following his death.

(iii) Any amounts that have been accrued for the account of the Executive under the LTIP that have not been released to the Executive as of his death shall be released to the executive, as applicable, in accordance with the terms of any applicable LTIP then in effect under the circumstances described therein as a termination by reason of death.

(iv) With respect to any PRUs held by the Executive that have not been released to the Executive pursuant to the terms of the applicable PRU Agreement as of his death shall be treated in accordance with the terms of the applicable PRU Agreement as a termination of employment by reason of death.

(v) With respect to any PCSUs held by the Executive that have not been released to the Executive pursuant to the terms of the applicable PCSU Agreement as of his death shall be treated in accordance with the terms of the applicable PCSU Agreement as a termination of employment by reason of death.

(c) Termination on Account of Cause. Notwithstanding anything in this Agreement to the contrary, if Executive’s employment terminates by the Company on account of Cause, Executive shall not receive benefits pursuant to Sections 2 and 3 hereof.

(d) Termination on Account of Voluntary Resignation Without Good Reason. Notwithstanding anything in this Agreement to the contrary, if Executive’s employment terminates on account of a resignation by Executive for no reason or any reason other than on account of Good Reason, Executive shall not receive benefits pursuant to Sections 2 and 3 hereof.

5. Release. Notwithstanding the foregoing, no payments or other benefits under this Agreement shall be made unless Executive executes, and does not revoke, the Company’s standard written release,substantially in the form as attached hereto as Annex A, (the “Release”), of any and all claims against the Company and all related parties with respect to all matters arising out of Executive’s employment by the Company (other than entitlements under the terms of this Agreement or under any other plans or programs of the Company in which Executive participated and under which Executive has accrued or become entitled to a benefit) or a termination thereof, with such release being effective not later than sixty (60) days following Executive’s Termination Date.

6. No Mitigation Obligation. Executive shall not be required to mitigate the amount of any payment or benefit provided for in this Agreement by seeking other employment or otherwise, nor shall the amount of any payment or benefit provided for herein be reduced by any compensation earned by other employment or otherwise.

7. Employment Rights. Nothing expressed or implied in this Agreement will create any right or duty on the part of the Company or the Executive to have the Executive remain in the employment of the Company or any subsidiary prior to or following any Change in Control.

Exhibit A-8

9. Tax Matters

(a) Withholding of Taxes. The Company may withhold from any amounts payable under this Agreement all federal, state, city or other taxes as the Company is required to withhold pursuant to any applicable law, regulation or ruling.

(b) Parachute Excise Tax. In the event that any amounts payable under this Agreement or otherwise to Executive would (i) constitute “parachute payments” within the meaning of section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), or any comparable successor provisions and (ii) but for this Subsection (b) would be subject to the excise tax imposed by section 4999 of the Code or any comparable successor provisions (the “Excise Tax”), then such amounts payable to Executive hereunder shall be either:

(i) Provided to Executive in full; or

(ii) Provided to Executive to the maximum extent that would result in no portion of such benefits being subject to the Excise Tax;whichever of the foregoing amounts, when taking into account applicable federal, state, local and foreign income and employment taxes, the Excise Tax and any other applicable taxes, results in the receipt by Executive, on an after-tax basis, of the greatest amount of benefits, notwithstanding that all or some portion of such benefits may be taxable under the Excise Tax. Unless the Company and Executive otherwise agree in writing, any determination required under this Subsection (b) shall be made in writing in good faith by a nationally recognized accounting firm (the “Accountants”). In the event of a reduction in benefits hereunder, the reduction of the total payments shall apply as follows, unless otherwise agreed in writing and such agreement is in compliance with section 409A of the Code:

(i) any cash severance payments subject to Section 409A of the Code due under this Agreement shall be reduced, with the last such payment due first forfeited and reduced, and sequentially thereafter working from the next last payment, (ii) any cash severance payments not subject to Section 409A of the Code due under this Agreement shall be reduced, with the last such payment due first forfeited and reduced, and sequentially thereafter working from the next last payment; (iii) any acceleration of vesting of any equity subject to Section 409A of the Code shall remain as originally scheduled to vest, with the tranche that would vest last (without any such acceleration) first remaining as originally scheduled to vest; and (iv) any acceleration of vesting of any equity not subject to Section 409A of the Code shall remain as originally scheduled to vest, with the tranche that would vest last (without any such acceleration) first remaining as originally scheduled to vest. For purposes of making the calculations required by this Subsection (b), the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good-faith interpretations concerning the application of the Code and other applicable legal authority. The Company and Executive shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this Subsection (b). The Company shall bear all costs that the Accountants may reasonably incur in connection with any calculations contemplated by this Subsection (b).If, notwithstanding any reduction described in this Subsection (b), the Internal Revenue Service (“IRS”) determines that Executive is liable for the Excise Tax as a result of the receipt of amounts payable under this Agreement or otherwise as described above, then Executive shall be obligated to pay back to the Company, within thirty (30) days after a final IRS determination or, in the event that Executive challenges the final IRS determination, a final judicial determination, a portion of such amounts equal to the Repayment Amount. The “Repayment Amount” with respect to the payment of benefits shall be the smallest such amount, if any, that is required to be paid to the Company so that Executive’s net after-tax proceeds with respect to any payment of benefits (after taking into account the payment of the Excise Tax and all other applicable taxes imposed on such payment) are maximized. The Repayment Amount with respect to the payment of benefits shall be zero if a Repayment Amount of more than zero would not result in Executive’s net after-tax proceeds with respect to the payment of such benefits being maximized. If the Excise Tax is not eliminated pursuant to this paragraph, Executive shall pay the Excise Tax.

Notwithstanding any other provision of this Subsection (b), if (i) there is a reduction in the payment of benefits as described in this Subsection (b), (ii) the IRS later determines that Executive is liable for the Excise Tax, the payment of which would result in the maximization of Executive’s net after-tax proceeds (calculated as if Executive’s benefits had not previously been reduced), and (iii) Executive pays the Excise Tax, then the Company shall pay to Executive those benefits which were reduced pursuant to this Subsection (b) as soon as administratively possible after Executive pays the Excise Tax, so that Executive’s net after-tax proceeds with respect to the payment of benefits are maximized.

Exhibit A-9

10. Term of Agreement. This Agreement shall continue in full force and effect until the third anniversary of the Effective Date (the “Initial Term”), and shall automatically renew for additional one (1) year renewal periods (a “Renewal Term”) if Executive is employed by the Company on the last day of the Initial Term and on each Renewal Term; provided, however, that within the sixty (60) to ninety (90) day period prior to the expiration of the Initial Term or any Renewal Term, at its discretion, the Board may propose for consideration by Executive, such amendments to the Agreement as it deems appropriate. If Executive’s employment with the Company terminates during the Initial Term or a Renewal Term, this Agreement shall remain in effect until all of the obligations of the parties hereunder are satisfied or have expired.

11. Successors and Binding Agreement.

(a) The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation, reorganization or otherwise) to all or substantially all of the business or assets of the Company, by agreement in form and substance reasonably satisfactory to the Executive, expressly to assume and agree to perform this Agreement in the same manner and to the same extent the Company would be required to perform if no such succession had taken place. This Agreement will be binding upon and inure to the benefit of the Company and any successor to the Company, including without limitation any persons acquiring directly or indirectly all or substantially all of the business or assets of the Company whether by purchase, merger, consolidation, reorganization or otherwise (and such successor will thereafter be deemed the “Company” for the purposes of this Agreement), but will not otherwise be assignable, transferable or delegable by the Company.

(b) This Agreement will inure to the benefit of and be enforceable by the Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees and legatees. This Agreement will supersede the provisions of any employment, severance or other agreement between the Executive and the Company that relate to any matter that is also the subject of this Agreement, and such provisions in such other agreements will be null and void.

(c) This Agreement is personal in nature and neither of the parties hereto will, without the consent of the other, assign, transfer or delegate this Agreement or any rights or obligations hereunder except as expressly provided in Sections 10(a) and 10(b). Without limiting the generality or effect of the foregoing, the Executive’s right to receive payments hereunder will not be assignable, transferable or delegable, whether by pledge, creation of a security interest, or otherwise, other than by a transfer by the Executive’s will or by the laws of descent and distribution and, in the event of any attempted assignment or transfer contrary to this Section 10(c), the Company will have no liability to pay any amount so attempted to be assigned, transferred or delegated.

12. Notices. For all purposes of this Agreement, all communications, including without limitation notices, consents, requests or approvals, required or permitted to be given hereunder will be in writing and will be deemed to have been duly given when hand delivered or dispatched by electronic facsimile transmission (with receipt thereof orally confirmed), or five (5) business days after having been mailed by United States registered or certified mail, return receipt requested, postage prepaid, or three business days after having been sent by a nationally recognized overnight courier service such as FedEx or UPS, addressed to the Company (to the attention of the Secretary of the Company) at its principal executive office and to the Executive at his principal residence, or to such other address as any party may have furnished to the other in writing and in accordance herewith, except that notices of changes of address will be effective only upon receipt.

Exhibit A-10

13. Section 409A of the Code.

(a) Interpretation. Notwithstanding the other provisions hereof, this Agreement is intended to comply with the requirements of section 409A of the Code, to the extent applicable, and this Agreement shall be interpreted to avoid any penalty sanctions under section 409A of the Code. Accordingly, all provisions herein, or incorporated by reference, shall be construed and interpreted to comply with section 409A of the Code and, if necessary, any such provision shall be deemed amended to comply with section 409A of the Code and regulations thereunder. If any payment or benefit cannot be provided or made at the time specified herein without incurring sanctions under section 409A of the Code, then such benefit or payment shall be provided in full at the earliest time thereafter when such sanctions will not be imposed. Any amount payable under this Agreement that constitutes deferred compensation subject to section 409A of the Code shall be paid at the time provided under this Agreement or such other time as permitted under section 409A of the Code. No interest will be payable with respect to any amount paid within a time period permitted by, or delayed because of, section 409A of the Code. All payments to be made upon a termination of employment under this Agreement that are deferred compensation may only be made upon a “separation from service” under section 409A of the Code. For purposes of section 409A of the Code, each payment made under this Agreement shall be treated as a separate payment. In no event may Executive, directly or indirectly, designate the calendar year of payment.

(b) Payment Delay. To the maximum extent permitted under section 409A of the Code, the severance benefits payable under this Agreement are intended to comply with the “short-term deferral exception” under Treas. Reg. §1.409A-1(b)(4), and any remaining amount is intended to comply with the “separation pay exception” under Treas. Reg. §1.409A-1(b)(9)(iii); provided, however, any amount payable to Executive during the six (6) month period following Executive’s Termination Date that does not qualify within either of the foregoing exceptions and constitutes deferred compensation subject to the requirements of section 409A of the Code, then such amount shall hereinafter be referred to as the “Excess Amount.” If at the time of Executive’s separation from service, the Company’s (or any entity required to be aggregated with the Company under section 409A of the Code) stock is publicly-traded on an established securities market or otherwise and Executive is a “specified employee” (as defined in section 409A of the Code and determined in the sole discretion of the Company (or any successor thereto) in accordance with the Company’s (or any successor thereto) “specified employee” determination policy), then the Company shall postpone the commencement of the payment of the portion of the Excess Amount that is payable within the six (6) month period following Executive’s Termination Date with the Company (or any successor thereto) for six (6) months following Executive’s Termination Date with the Company (or any successor thereto). The delayed Excess Amount shall be paid in a lump sum to Executive within ten (10) days following the date that is six (6) months following Executive’s Termination Date with the Company (or any successor thereto). If Executive dies during such six (6) month period and prior to the payment of the portion of the Excess Amount that is required to be delayed on account of section 409A of the Code, such Excess Amount shall be paid to the personal representative of Executive’s estate within sixty (60) days after Executive’s death.

(c) Reimbursements. All reimbursements provided under this Agreement shall be made or provided in accordance with the requirements of section 409A of the Code, including, where applicable, the requirement that (i) any reimbursement is for expenses incurred during Executive’s lifetime (or during a shorter period of time specified in this Agreement), (ii) the amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement in any other calendar year, (iii) the reimbursement of an eligible expense will be made on or before the last day of the taxable year following the year in which the expense is incurred, and (iv) the right to reimbursement is not subject to liquidation or exchange for another benefit. Any tax gross up payments to be made hereunder shall be made not later than the end of Executive’s taxable year next following Executive’s taxable year in which the related taxes are remitted to the taxing authority.

14. Governing Law. The validity, interpretation, construction and performance of this Agreement will be governed by and construed in accordance with the substantive laws of the State of Ohio, without giving effect to the principles of conflict of laws of such State.

15. Validity. If any provision of this Agreement or the application of any provision hereof to any person or circumstances is held invalid, unenforceable or otherwise illegal, the remainder of this Agreement and the application of such provision to any other person or circumstances will not be affected, and the provision so held to be invalid, unenforceable or otherwise illegal will be reformed to the extent (and only to the extent) necessary to make it enforceable, valid or legal.

Exhibit A-11

16. Miscellaneous. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the Executive and the Company. No waiver by either party hereto at any time of any breach by the other party hereto or compliance with any condition or provision of this Agreement to be performed by such other party will be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, expressed or implied with respect to the subject matter hereof have been made by either party that are not set forth expressly in this Agreement. References to Sections are to references to Sections of this Agreement. Any reference in this Agreement to a provision of a statute, rule or regulation will also include any successor provision thereto.

17. Board Membership. At each annual meeting of the Company’s stockholders prior to the Termination Date, the Company will nominate Executive to serve as a member of the Board. Executive’s service as a member of the Board will be subject to any required stockholder approval. Upon the termination of Executive’s employment for any reason, unless otherwise requested by the Board, Executive agrees to resign from the Board (and all other positions held at the Company and its affiliates), and Executive, at the Board’s request, will execute any documents necessary to reflect his resignation.

18. Indemnification and D&O Insurance. Executive will be provided indemnification to the maximum extent permitted by the Company’s and its subsidiaries’ and affiliates’ Articles of Incorporation or Bylaws, including, if applicable, any directors and officers insurance policies, with such indemnification to be on terms determined by the Board or any of its committees, but on terms no less favorable than provided to any other Company executive officer or director and subject to the terms of any separate written indemnification agreement.

19. Employee Benefits. Executive will be eligible to participate in the Company employee benefit plans, policies and arrangements that are applicable to other executive officers of the Company, as such plans, policies and arrangements may exist from time to time and on terms at least as favorable as provided to any other executive officer of the Company.

20. No Duplication of Benefits. The benefits provided to Executive in this Agreement shall offset substantially similar benefits provided to Executive pursuant to another Company policy, plan or agreement (including without limitation the All American Energy Corp Executive Severance Plan and the All American Energy Corp Executive Retention Plan).

21. Survival. Notwithstanding any provision of this Agreement to the contrary, the parties’ respective rights and obligations under Sections 2 and 3, will survive any termination or expiration of this Agreement or the termination of the Executive’s employment for any reason whatsoever.

22. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original but all of which together will constitute one and the same agreement.

Exhibit A-12

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the date first above written.

ALL AMERICAN ENERGY CORP.		CONSULTANT
By:	/s/ Christopher P. Vallos	By:	/s/ Christopher P. Vallos
Name:	Christopher P. Vallos		Christopher P. Vallos
Title:	President

EXHIBIT A

Services

Consultant shall serve as the Company’s Chief Executive Officer and Principal Executive Officer, Secretary, and Chairman of the Board of Directors. Consultant shall have general charge of the business and affairs of the Company.

Primary duties of the consultant:

(a)	Acquisition of various lithium properties throughout North America, to acquire and develop mineral resource to mine operations including the potential Definitive Agreement that the Company is currently in final negotiations to enter into with Contigo Resources Ltd. for the acquisition of certain lithium licenses and claims in the Province of Quebec;

(b)	Acquisition of sourcing and locating suitable financing for the Company in order to further the Company’s business plan; and

(c)	General daily duties of the Company.

EXHIBIT B

Compensation

The parties agree that the compensation payable to Consultant for the Services set forth in Exhibit A and any subsequently agreed upon Services to be provided by Consultant shall be as follows:

1. Cash Compensation. Consultant will be entitled to cash compensation equal to $3,000 per month, payable on the 15th of each month that Consultant is retained by the Company.

2. Equity Compensation. In addition, the Company shall compensate the Consultant with a one time share issuance of 60,000,000 restricted common shares at a deemed issuance price of US $.05 per share.